Granite Investment Advisors, Inc.

Code of Ethics

Federal and state securities laws govern the conduct of investment advisers - particularly those with investment company clients - and persons with certain relationships to investment advisers, including certain employees.  These laws impose specific record keeping requirements and prohibit certain conduct.  Advisers registered or required to be registered under Section 203 of the Investment Advisers Act of 1940, must establish, maintain, and enforce a written code of ethics.  Federal and state securities laws also prohibit anyone from engaging in insider trading and other fraudulent acts and practices.  Federal law requires every investment adviser to adopt and enforce written procedures designed to prevent insider trading.

Because of the nature of the business of this firm (hereinafter referred to as the "Firm"), its employees may be exposed to information which constitutes inside information, the use of which for the financial benefit of the employees, their "tippees" or clients is proscribed by federal law.  In addition to the responsibilities imposed by these specific securities laws, the Firm has a fiduciary duty to investment counseling clients which requires each employee to act solely for the benefit of the clients.  Employees also have a duty to act in the best interests of the Firm.  Finally, it is in the best interests of the Firm as a professional advisory organization to avoid potential conflicts of interest, or even the appearance of such conflicts, in the conduct of our officers and employees.

As a result of these aspects of the Firm's business, this Code of Ethics has been adopted.  Our goal is to impose as few restrictions as possible on you consistent with protecting you, the Firm, and our clients from the damage that could result from a violation of securities or other laws or from situations involving real or apparent conflicts of interest.  While it is impossible to define all situations which might pose a risk of securities laws violations or create conflicts, this Code of Ethics is designed to address those circumstances where such concerns are most likely to arise.  By complying with the guidelines below, the Firm's employees can minimize their and the Firm's potential exposure from violations of laws governing securities transactions and fiduciary relationships.

           Failure to comply with the provisions of this Code of Ethics is a ground for disciplinary action, including discharge, by the Firm.  Adherence to the Code of Ethics is considered a basic condition of employment by the Firm.  If you have any doubt as to the propriety of any activity, you should consult with the person charged with the administration of this Code of Ethics, who is identified in an attachment to this Code (and is referred to hereinafter as the "CCO").

Please acknowledge that you have read the Code of Ethics by signing the acknowledgment attached to the Code and returning it to the CCO.

1. Personal Security Transaction Policy

 Employees may not purchase or sell any security in which the Employee has a beneficial ownership unless the transaction occurs in an exempted security or the Employee has complied with the Personal Security Transaction Policy set forth below:

Reportable and Exempt Securities

The Firm requires Employees to provide periodic reports (See Reporting section below) regarding transactions and holdings in any security (i.e. a Reportable Security), except that it does not include:

▪	Direct obligations of the Government of the United States;
▪	Bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements;
▪	Shares issued by money market funds;
▪	Shares issued by open-end funds other than Reportable Funds; and
▪	Shares issued by unit investment trusts that are invested exclusively in one or more open-end funds, none of which are Reportable Funds.

Commodities, futures and options traded on a commodities exchange, including currency futures are not considered securities. However, futures and options on any group or index of securities shall be considered securities. Corporate bonds do require prior approval.

Beneficial Ownership

Employees are considered to have beneficial ownership of securities if they have or share a direct or indirect pecuniary interest in the securities. Employees have a pecuniary interest in securities if they have the ability to directly or indirectly profit from a securities transaction.

The following are examples of indirect pecuniary interests in securities:

▪
Securities held by members of Employees’ immediate family sharing the same household. Immediate family means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law. Adoptive relationships are included;

▪	Employees’ interests as a general partner in securities held by a general or limited partnership; and
▪	Employees’ interests as a manager/member in the securities held by a limited liability company.

Employees do not have an indirect pecuniary interest in securities held by entities in which they hold an equity interest unless they are a controlling equity holder or they share investment control over the securities held by the entity.

The following circumstances constitute beneficial ownership by Employees of securities held by a trust:

▪	Ownership of securities as a trustee where either the Employee or members of the Employees’ immediate family have a vested interest in the principal or income of the trust;
▪	Ownership of a vested beneficial interest in a trust; and
▪	An Employee’s status as a settlor/grantor of a trust, unless the consent of all of the beneficiaries is required in order for the Employee to revoke the trust.

Pre-Clearance Procedures

Employees shall complete the Firm’s Pre-Clearance Form (See Attachment A) or may request pre-clearance via email.  All pre-clearance requests must be submitted to the Trader or, in their absence a member of the Compliance Committee (consists of CEO, President, Assistant Vice President - Director of Operations and CCO). Once pre-clearance is granted to an Employee, such Employee may only transact in that security for the remainder of the day.  If the Employee wishes to transact in that security on the following or any other day, they must again obtain pre-clearance from the Trader or one of individuals designated above.  Pre-clearance will not be required for transactions taking place in the exempted securities or circumstances noted below.

An Employee is not required to submit transactions for pre-clearance with respect to securities held in accounts over which the Employee had no direct or indirect influence or control (i.e., any transactions occurring in an account that is managed on a fully-discretionary basis by an unaffiliated money manager and over which such employee has no direct or indirect influence or control).

If an Employee is absent from the office, pre-clearance may be granted verbally.  The Employee maintains the obligation, however, to submit the Pre-Clearance Form upon his/her return to the office.  The date that verbal approval was granted will be noted and the approving person will sign the Pre-Clearance Form when submitted.

Investments in Limited Offerings and IPOs

No Employee shall acquire, directly or indirectly, any Beneficial Ownership in any limited offering or IPO without first obtaining prior approval of the Trader in order to preclude any possibility of their profiting improperly from their positions on behalf of a client.  The Trader shall (a) obtain from the Employee full details of the proposed transaction (including written certification that the investment opportunity did not arise by virtue of the Employee’s activities on behalf of a client); and (b) conclude, after consultation with a Portfolio Manager (who has no personal interest in the issuer of the limited offering or IPO), that no clients have any foreseeable interest in purchasing such security.  In the absence of the Trader, pre-clearance should be submitted to a member of the Compliance Committee (consists of CEO, President, Assistant Vice President - Director of Operations and CCO).  A record of such approval by the CCO and the reasons supporting those decisions shall be kept as required in the Records section of this Policy.  Please refer to Attachment B for a copy of the Limited Offering and IPO Request and Reporting Form.  The Trader may request a copy of any offering materials (subscription agreement, etc.) associated with the Limited Offering.

Statement of Policy.  No advisory representative may engage in personal securities transactions involving any securities which are:

▪	being bought or sold on behalf of clients until one trading day after such buying or selling is completed or cancelled;

▪
actively contemplated for transactions on behalf of clients, even though no buy or sell orders have been placed. This restriction applies from the moment that the Trader has been informed, in any fashion, that any portfolio manager or counsellor intends to purchase or sell a specific security.  This is a particularly sensitive area and one in which each employee must exercise caution to avoid actions which, to his or her knowledge, are in conflict or in competition with the interests of clients;

Situations may arise where cash inflows and outflows may force portfolio managers to initiate previously unforeseen purchase or sale programs of securities on behalf of client accounts. Should a security be bought or sold for a client account under these circumstances, advisory representatives who may have bought or sold the same security within one trading day will be deemed not to be in violation of the Firm’s personal trading policy.

Prior to granting approval of any transaction submitted by advisory representatives, the Trader will contact each portfolio manager.  Approval will only be granted after portfolio managers have indicated they do not anticipate initiating the purchase or sale of the security in question.

Due to market conditions, situations may arise where portfolio managers feel it is necessary to re-balance positions held on behalf of client accounts.  Should a portfolio manager initiate the purchase or sale of a security after previously indicating they had no intention of trading the security in question, access persons who may have bought or sold the same security within one trading day will be deemed not to be in violation of the Firm’s personal trading policy.

An "access person" is any supervised person who (1) has access to nonpublic information regarding any clients’ purchases or sales of securities, or non-public information regarding the portfolio holdings of any reportable fund; or (2) who is involved in making securities recommendations to clients, or who has access to such recommendations that are non-public. If providing investment advice is your primary business, then all officers, directors, and partners of the Firm are considered “access persons”. For purposes of this definition, all employees of Granite are considered to be “access persons”.

Unless short sales, options, and margin transactions involve securities which fall within the above prohibitions, employees may engage in such transactions; however, such transactions are strongly discouraged due to the danger that an employee will be "frozen" because of the general restrictions which apply to personal transactions as noted above.

Any employee who feels that the above prohibitions create a particular hardship for him or her in a particular case should discuss the facts with the CCO.  In specific cases of extreme hardship, an exception may be granted if the interests of the Firm's clients permit.

2.           Reporting Requirements.

Monthly Transaction Reports

SEC rules require that a record of all personal securities transactions made by advisory representatives be kept available for inspection, and that these records be maintained on at least a quarterly basis. The Employee’s Report of Personal Securities Transactions must be completed within 30 calendar days of the close of the end of the month.  All forms are available from the CCO.  The forms and the Firm's log of transactions in all client accounts will be reviewed on a confidential basis first by the trader and then by the CCO.

Access Persons must arrange for their brokers/custodians to furnish the Firm with duplicate account statements and trade confirmations.  Access persons will have the option of submitting account statements and trade confirmations which may be available online via the internet. A form brokerage letter is attached to this Policy as Attachment B.

Initial and Annual Holdings Reports

New employees are required to report all of their personal securities holdings and securities accounts no later than 10 days after the commencement of their employment.  The initial holdings report must be current as of a date not more than 45 days prior to the date the person becomes subject to this Code.

Existing access persons must provide the Firm with a complete list of securities holdings on an annual basis prior to February 14th of each year.  The annual holdings report should be current as of December 31st.

Each holdings report (both the initial and annual) will contain: (a) the title and type of security, and as applicable the exchange ticker symbol or CUSIP number, number of shares, and principal amount of each Reportable Security in which the advisory representative has any direct or indirect beneficial ownership; (b) the name of any broker, dealer or bank with which the advisory representative maintains an account in which any securities are held for the advisory representative's direct or indirect benefit; and (c) the date the advisory representative submits the report.  In the event that advisory representative submits brokerage or custodial statements to satisfy the initial and/or annual holdings report requirement, advisory representative must be certain that such statements include the information listed above.

The information submitted for the annual holdings report must be current as of a date no more than 45 days before the report is submitted.

Exceptions from Reporting Requirements

Access Persons are not required to submit: 1) a transaction or initial and annual holdings report with respect to securities held in accounts over which the access person has no direct or indirect influence or control (i.e., any transactions occurring in an account that is managed on a fully-discretionary basis by an unaffiliated money manager and over which such employee has no direct or indirect influence or control), and 2) a transaction report with respect to transactions effected pursuant to an Automatic Investment Plan.  The CCO will determine on a case-by-case basis whether an account qualifies for either of these exceptions.  In addition, from time to time, the CCO may exempt certain transactions on a fully documented trade-by-trade basis.

Reporting Violations and Remedial Actions

The Firm takes the potential for conflicts of interest caused by personal investing very seriously.  As such, the Firm requires its Employees to promptly report any violations of the Code of Ethics to the CCO.  The Firm’s management is aware of the potential matters that may arise as a result of this requirement, and shall take action against any Employee that seeks retaliation against another for reporting violations of the Code of Ethics.

If any violation of the Firm’s Personal Security Transaction Policy is determined to have occurred, the CCO may impose sanctions and take such other actions as he/she deems appropriate, including, without limitation, requiring that the trades in question be reversed, requiring the disgorgement of profits or gifts, issuing a letter of caution or warning, issuing a suspension of personal trading rights or suspension of employment  (with or without compensation), imposing a fine, making a civil referral to the SEC, making a criminal referral, and/or terminating employment for cause or any combination of the foregoing.  All sanctions and other actions taken shall be in accordance with applicable employment laws and regulations.  Any profits or gifts forfeited shall be paid to the applicable client(s), if any, or given to a charity, as the CCO shall determine is appropriate.  No person shall participate in a determination of whether he or she has committed a violation of this Policy or in the imposition of any sanction against himself or herself.

3.           Use of Inside Information.

A.  Policy Statement on Use of Inside Information

No officer, director or employee of the Firm shall make use of material nonpublic ("inside") information1concerning any publicly-held company, nor shall any employee of the Firm disclose any such inside information to other persons, including clients of the Firm or any mutual funds managed by the Firm, if such use or disclosure would violate the Securities Act of 1934, as amended, or the rules or regulations promulgated thereunder (together, the "'34 Act.").  (As used in this Section 3, the word "employee" includes the Firm's officers and directors).  Every employee of the Firm shall keep confidential any information communicated to such employee with the understanding that it shall be kept confidential, including all information related to security recommendations and investment decisions being made by the Firm.  No employee of the Firm shall in violation of the '34 Act direct trades in securities for accounts of investment advisory clients as to which the firm has discretionary authority while the Firm is in possession of inside information.  Such use, disclosure or trades may subject both the employee and the Firm to substantial legal penalties under the '34 Act.

 No employee of the Firm shall make unlawful use of inside information concerning the Firm's parent company, (“Parent Company”), which is a publicly-held company.

B.           Procedures for Avoiding Insider Trading.

An employee who comes to possess or believes that he or she may have come to possess inside information concerning any publicly-held company the securities of which the employee or the Firm is considering trading shall confer about such information with the CCO, who shall determine whether use of such information would violate the '34 Act.  While the CCO is deliberating, the employee shall not trade the securities in question on behalf of the employee or anyone else, including clients of the Firm, nor shall the employee communicate the information to others.  If the CCO determines that use of the information would be unlawful, such Officer shall notify all employees of the Firm that they are prohibited from disclosing to other persons ("tippees") inside information about the issuer in question and from trading in the securities in question in "personal securities transactions" or for the accounts of clients (notwithstanding the inclusion of such securities on any "recommended to buy" or "recommended to sell" lists compiled by the Firm) until further notice, and shall take appropriate measures to maintain the confidentiality of the information, for example by placing  any written materials containing the inside information in a confidential file under the CCO's control.

Following receipt of the notice prohibiting certain trades and until receipt of further notice from the CCO, every employee shall refrain from disclosing such information to tippees and from trading the securities in question in "personal securities transactions" or for the accounts of clients.

D.           Violations

Whether a violation of this Section 3 has occurred shall be determined by the Firm in the reasonable exercise of its judgment, whether or not any civil or criminal procedure has been instituted by any person.

Federal laws do not explicitly define what constitutes unlawful use of inside information.  Many cases have been decided under these laws, however, and a summary of their rulings is attached to this Code.  Employees should review the attachment whenever they receive what may be inside information, and they should confer with the CCO before trading securities while in the possession of such information.

4.           Other Conflicts of Interest

Employees should not seek, accept or offer any gifts or favors of material value (i.e. $100.00 per year) or any preferential treatment in dealings with any broker/dealer, Portfolio Company, financial institution or any other organization with which we transact business.  Employees may attend business meals, sporting events and other entertainment events at the expense of a giver, as long as the expense is reasonable and both the giver(s) and the Employee(s) are present.  However, for both the employee's protection and that of the Firm it is extremely important that even the appearance of a possible conflict of interest be avoided. The CCO will maintain a gift log. All employees receiving a gift shall report to CCO to include in the gift log. Any question as to the propriety of such situations should be discussed with the CCO.

Employees should also be aware that areas in addition to personal securities transactions or gifts and sensitive payments may involve conflicts of interest.  The following should be regarded as examples of situations involving real or potential conflicts rather than as a complete list of situations to avoid.

▪	Information acquired in connection with employment by our organization may not be used in any way which might be contrary to or in competition with the interests of clients.

▪	Information regarding actual or contemplated investment decisions, research priorities or client interests should not be disclosed to persons outside our organization.

▪
All outside relationships such as directorships, trusteeships or memberships in investment organizations (e.g., an investment club) other than directorships or trusteeships of non-profit organizations which are not clients of the Firm should be discussed with the CCO prior to acceptance of any such position.

5.           Other Transactions.

No employee of the Firm shall participate on behalf of the Firm, or any client of the Firm, or on such employee's own behalf in any of the following transactions:

(i)	Use of the Firm's funds for political purposes;

(ii)	Payment or receipt of bribes, kickbacks or other amounts with any understanding that part or all of such amount will be refunded or delivered to a third party in violation of any applicable law;

(iii)	Payment to governmental officials or employees other than in the ordinary course of business for legal purposes such as payment of taxes;

(iv)	Use of the funds or assets of the Firm or any subsidiary of the Firm for any other unlawful or improper purpose; and

(v)
Use of any device, scheme, artifice, or practice which operates or is intended to operate as a fraud or deceit upon the Firm or any client of the Firm, and in particular with respect to any security which has been held by or considered for purchase by the Firm within the last 15 days.

Whether a violation of any of these rules has occurred shall be determined by the Firm in the reasonable exercise of its judgment, whether or not any civil or criminal procedure has been instituted by any person.

6.           Background Information

The SEC registration form for investment advisers requires the reporting, under oath, of past disciplinary actions taken against all "advisory affiliates."  The Investment Advisers Act requires similar disclosure to clients of the Firm.  The term "advisory affiliate" includes directors and chief officers of an adviser; individuals who have the power to direct or cause the direction of the management or policies of a company; and all current employees except those performing only clerical, administrative, support or similar functions.  Many advisory affiliates must also provide biographical information which must be reported to the SEC.

All advisory affiliates of the Firm are required, as a condition of their employment, to provide full information to the Firm as to all relevant past disciplinary actions taken against them, and, if necessary, to provide full biographical information.  If any of the information previously provided becomes inaccurate or needs to be updated to make it accurate, it shall be your obligation to bring this to the attention of CCO. The Firm can provide you with questionnaires and forms covering the disclosures required by you, if necessary, for your review. The Firm will require all advisory affiliates to complete an annual survey whereby they report any board positions, outside business activities and related persons in the industry.

7.           Review of Reports and Oversight of the Code of Ethics

The CCO or someone designated by the CCO shall review on a monthly basis all reports filed by employees under this Code of Ethics, and shall compare such individual reports with reports of transactions entered into by the Firm, and with recommendations made and securities contemplated for purchase by the Firm, on behalf of clients.  The CCO will report material violations of the Firm’s Code of Ethics to the Compliance Committee at the next scheduled meeting following the receipt of any report which indicates that an access person entered into a personal securities transaction which may have disadvantaged any client account or any report which indicates that any person violated the prohibitions contained in Section 3 concerning inside information.  Should a violation occur which at the discretion of the CCO deems to be severe in nature, the CCO will notify the Compliance Committee immediately after identifying the violation in question.  If the CCO determines that client accounts have not been disadvantaged by the transaction in question, the CCO will address the violation in accordance with the remedial actions included in the Code of Ethics. Any trades made by the CCO will be reviewed by a member of the Compliance Committee.

The Compliance Committee shall consider reports made to it hereunder and upon discovering that a material violation of this Code has occurred, the Compliance Committee may impose such sanctions as it deems appropriate including, among other things, a letter of sanction or suspension or termination of the employment of the violator.  In addition, the Compliance Committee shall review the annual review report, as completed by the CCO, at least once a year.

Questions regarding interpretation of this Code of Ethics or questions about its application to particular situations should be directed to the CCO.

1 That is, information which has not been disclosed generally to the marketplace, the disclosure of which is likely to affect the market value of the securities in question or is likely to be considered important by reasonable investors.